United States securities and exchange commission logo





                              July 21, 2023

       Yves Decadt
       Chief Executive Officer
       BioLingus (Cayman) Limited
       Grossmatt 6
       CH-6052 Hergiswil NW
       Switzerland

                                                        Re: BioLingus (Cayman)
Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed July 13, 2023
                                                            File No. 333-273093

       Dear Yves Decadt:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       Risk Factors, page 23

   1. We note that you are currently conducting a Phase Ib trial for your Liraglutide Sublingual candidate in Hong Kong
and are planning to pursue regulatory approval for this candidate in the United States.
Please include a risk factor discussing the potential risks related to conducting trials in a
foreign jurisdiction. Your risk factor should highlight the risk that the FDA may not accept
data from your trials conducted in a foreign jurisdiction or may require you to conduct
additional trials.
 Yves Decadt
FirstName
BioLingus LastNameYves   Decadt
           (Cayman) Limited
Comapany
July       NameBioLingus (Cayman) Limited
     21, 2023
July 21,
Page  2 2023 Page 2
FirstName LastName
Regulations, page 103

2. Please revise to discuss the regulatory environment for your ongoing Phase Ib clinical trial for Liraglutide Sublingual in Hong Kong. Please also include corresponding disclosure for any other foreign jurisdictions you are currently conducting, or planning to conduct, clinical trials within.
       You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Benjamin Tan, Esq.